[Letterhead]
December 20, 2005
VIA EDGAR
April Sifford
Shannon Buskirk
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 7-5
Washington, D.C. 20549

Re:	The Andersons, Inc. Form 10-K for the Fiscal Year Ended December 31, 2004 Filed March 14, 2005 Filed No. 0-20557
Dear Ms. Sifford:
     In connection with our Form 10-K for the fiscal year ended December 31, 2004, Form 10-Q for the period ended March 31, 2005 and Form 10-Q/A for the period ended September 30, 2005, we acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.
     This letter is provided in response to the written comments received from the Staff of the Division of Corporation Finance on December 13, 2005 with regard to the Form 10-K for the fiscal year ended December 31, 2004, Form 10-Q for the period ended March 31, 2005 and Form 10-Q/A for the period ended September 30, 2005.
Form 10-K for the Fiscal Year Ended December 31, 2004
Consolidated Statements of Cash Flows, page 45
SEC COMMENT:

1

     1. Please revise your consolidated statements of cash flows to remove the subtotal labeled “cash provided by operations before changes in operating assets and liabilities”. The presentation of this amount is inappropriate as SFAS 95 does not provide for the disclosure of such balance.
REGISTRANT RESPONSE:
     The Staff’s comment is duly noted and we propose to eliminate this subtotal in all future filings.
Exhibits 31.1, 31.2 and 31.3
SEC COMMENT:
     2. In future filings, please revise your certification language in paragraph 1 to refer to “this report” as opposed to “this annual report”. The language of the certifications signed by your officers should not deviate from the wording in Regulation S-K.
REGISTRANT RESPONSE:
     We will make this change in all future filings.
Form 10-Q for the Quarterly Period Ended March 31, 2005
Financial Information, page 3
Note D, page 9
SEC COMMENT:
     3. We note your identification of errors in actuarial valuations used to assess pension and postretirement benefit obligations and expenses during the years 2001 through 2004. You have disclosed the entire correction was recorded in the first quarter of 2005, as the amounts were not material to the current or prior periods. Please submit the analysis you performed to support your conclusion regarding the impact of this error correction on the quarterly periods in which it relates and the quarterly period in which it was corrected. Please ensure your analysis includes an assessment of the impact on earnings and earnings per share for each period. You may refer to SAB Topic 1:m for further guidance.
REGISTRANT RESPONSE:
     The analysis which we prepared at the time the errors were discovered is being filed today as correspondence.
SEC COMMENT:
     4. Tell us how the identification and correction of this error relating to the calculation of pension and postretirement benefit obligations and expenses impacted your evaluation of disclosure

2

controls and procedures as of the current period end as well as the prior periods in which the error relates and the evaluation of the effectiveness of these controls was required.
REGISTRANT RESPONSE
     The conclusions reached regarding the classification of this error as a significant deficiency are documented in an excerpt from our first quarter Management’s Review of Deficiencies Noted which we prepared at the time the errors were discovered. This excerpt is also being filed today as correspondence.
Form 10-Q/A for the Quarterly Period Ended September 30, 2005
Exhibit 31.3, page 39
SEC COMMENT:
     5. Please amend your filing to include paragraph 5, part (b) in the certification signed by Gary L. Smith
REGISTRANT RESPONSE
     We will refile the related exhibits to our Form 10-Q/A for the period ending September 30, 2005 with the correct certification for Gary L. Smith. We understand that this amended filing needs to include all three officer Section 302 certifications along with an explanatory paragraph. This filing will be made as soon as we understand if the Staff has completed the review of the above open items.
* * * * *
     We welcome the opportunity to discuss any questions with respect to our responses to the Staff’s comments. Please direct your questions to the undersigned at (419) 891-6387; Naran Burchinow, Vice President, General Counsel and & Corporate Secretary at (419) 891-6403; or Richard George, Vice President, Controller and CIO at (419) 891-6309.
Very truly yours,
/s/Anne Rex
Anne Rex
Assistant Controller

3

Impact and Evaluation of Pension Valuation Error
SAB 99 Assessment
The Andersons, Inc.
April 30, 2005, updated through May 10, 2005
Background
On April 26, 2005, management of The Andersons, Inc. was informed by their actuary (Findley-Davies) that an error made by Findley-Davies resulted in incorrect actuarial valuations for the Company’s Defined Benefit Pension Plan (the “Plan”) for the years 2001-2004. The error resulted from a change in the actuarial assumption regarding participants’ retirement age. Prior to 2001, all participants were valued as though they retired at age 65 (which resulted in the highest valuation possible). In 2001, this was adjusted to recognize that some participants worked past age 65. For 2001 through 2004, certain participants who were assumed to retire after age 65 were valued under the “regular accrued benefit,” which is calculated based on the normal years of service and wage formula. In fact, however, Plan documents allow for payout at the greater of the regular accrued benefit or the “Actuarial Increase” formula as defined in the Plan. This potential for payout under the Actuarial Increase formula was not valued for the years in question. In addition, the valuation didn’t consider the ability of participants, as defined by the Plan, to take in-service distributions, essentially an advance on future retirement benefits.
When these two valuation errors were identified, the Plan assumptions around post-65 retirement were reviewed in detail with the Plan’s actuary, an independent third-party actuary and Company management to ensure that the late retirement assumptions were realistic. These discussions determined that that the assumptions were not reflective of the Plan retirees to date, other actuarial valuations and expectations for future retirees. As a result it appears that the pension valuation should be adjusted for the years in question as well as the valuations for the supplemental retirement plan and the postretirement health plan which use the same retirement assumptions. This adjustment would result in total additional expense for the four year period of approximately $0.6 million (net for all plans) , spread more or less equally among the relevant accounting periods from 2001 to 2004 (See Exhibit to SAB 99 memo). As management prepares its first quarter 10Q, it is necessary to evaluate the error and potential options for correction.
Problem Identification
In mid-April, Company management requested the Plan actuaries to update their projections of future pension expense from the Plan actuaries so that it could share this data with its Audit Committee in an effort to educate the Audit Committee on an area of increasing cost and the number of estimates involved in calculating Plan liabilities and current period expense. At the same time, the Plan actuaries were completing the 2005 actuarial valuation dated as of January 1. When the actuaries returned a 2005 expense estimate approximately 10% higher than the estimate it provided management in mid-

January, management began to question the increase. After multiple conversations around the change between management and the plan actuaries (occurring between April 21 and April 25), the Plan actuaries acknowledged on April 26 that the valuation should reach back to 2001, and in fact that they had been in error in making and applying the assumptions that had been disclosed for the period 2001 to 2004. Management immediately informed its CEO and Disclosure Committee, consulted with its external SEC counsel (Kirkland & Ellis, LLP), informed its auditor (PwC), engaged a third-party independent actuary (Watson Wyatt), and worked diligently to identify the scope of the error. The Audit Committee Chair was briefed on the issue on April 27 and updated on April 28 and the entire Audit Committee was brought up to speed on April 29 when the revised valuations were received from Plan’s actuary. These numbers were also shared with PwC on April 29. After these discussions, management was charged with performing an evaluation of the error under SAB 99 to determine whether quantitative and qualitative factors require a restatement of prior years or whether the error can be corrected in the first quarter of 2005.
Restatement Analysis
In order to determine if a restatement of prior periods was warranted, we considered the quantitative and qualitative aspects of this correction.
Quantitative Analysis
From a quantitative standpoint, we analyzed the net impact of the adjustments on the reported results for years 2001 – 2004, as well as the impact of the correcting adjustment on the year 2005 first quarter results (See Exhibit to SAB 99 Memo for details.) As noted in the Exhibit, the change to net income over the entire period of error is less than 0.8%, and the change to any one year ranges from 0.2% to 1.5%. Two quarters (Q1 2003 and Q1 2004) exceeded a 5% change in net income only because they are near breakeven. As described below, the impact on the affected first and third quarters is consistently higher due to our seasonal earnings, but we don’t believe that should distort the full year. In all cases, the impact of this adjustment would not affect cash flow from operations in the cash flow statement. Based upon our analysis, we believe the impact on the prior years’ reported results is clearly immaterial and does not warrant restatement.
Assuming the correction is made in the first quarter of 2005, a net increase to expense of approximately $410,000 results in a decrease in net income of 28.4%. While this is a greater percentage increase, it is only because of the seasonality of our business. Had this been discovered in the second quarter of 2005, we would expect it to have only a 4.3% impact (based on current forecasts).
Qualitative Analysis
From a qualitative standpoint, we considered the follow criteria as required by SAB 99, Topic 1.M.:

Criteria	Comments
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	The misstatement arises from an estimate. Defined benefit pension and postretirement plan valuations require a significant amount of estimation and the use of a specialist to complete the estimate. Our disclosures about our critical accounting estimates clearly highlight the potential imprecision in these estimates.

Whether the misstatement masks a change in earnings or other trends.	The misstatement does not mask any trend. In each of the years in question, the pretax expense impact would have been less than 1.6% of pretax income and would not have materially altered our trends. The reported year to year changes (from the prior year) in pretax income were 67.6% in 2004, 12.3% in 2003, 34.1% in 2002 and (16.9%) in 2001. After considering the additional expense resulting from this error, year to year changes would have been 68.8% in 2004, 11.3% in 2003, 33.5% in 2002 and (17.1%) in 2001.

On a quarterly basis, the misstatements only impact net income by more than 5% in those quarters that are nearest breakeven which are Q1 2003 and Q1 2004. The impact of the misstatement in those periods is 9.5% and 15.8%, respectively. Because the gross pretax impact for each quarter is only $69,000 and $62,000, respectively, we are comfortable that this error is not material to the two impacted quarters. Consecutive quarter trends are not particularly relevant due to the seasonality of our businesses as described below. However, the impact of the error did not alter the general relationships that do exist. The impact on trends from one quarter to the same quarter in a prior year was not material due to the small quarterly impact of the misstatement on total company results.

Criteria	Comments
Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	The misstatement does not hide a failure to meet analysts’ expectations. The Company does not give any quarterly guidance and gives full year guidance only in a fairly wide range ($.10 — $.20 or more generally). The Company is not followed by analysts other than on an informal and limited basis. Any expectations during the relevant periods were implicitly based on the same assumptions as those used by the Company.

Whether the misstatement changes a loss to income or vice versa.	The misstatement does not change any loss into income or vice versa. Profits were reported in all years in question. The first and third quarters are typically loss or low income quarters due to the seasonality of the Company’s businesses. At no point in 2001-2004, would the adjustment for this error cause a reported quarter of profit to be changed to a loss or vice versa.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	The misstatement impacts all segments of the Company. Pension and postretirement expense is allocated to all segments as a percent of wages. There is a minor differentiation between the allocation percentage for the retail segment as compared to the non-retail businesses reflecting differences in their employee populations, however, the effect of the adjustment would not significantly affect one segment more than another. The revised expense calculations split between the retail and non-retail employee groups were completed and reviewed and the resulting relative percentage of the total expense was the same for each of the two groups as was originally computed.

Attached is an analysis of segment operating profit / (loss) for the years 2002-

Criteria	Comments
2004. After considering the impact of the misstatement to segment profitability, the relative percent of revised income did not change by more than 0.7%. In 2003 and 2004, after considering the impact of the adjustment, the Processing segment’s operating income was lowered by 6.8% and 40.8%, respectively. While these amounts exceed 5%, they are driven by the proximity of the group’s results to breakeven. In neither case was a profit changed to a loss. More importantly, because the relative percentage of this group to the total changed less than 0.4%, the Company does not consider this factor to be significant.

Also attached is a quantitative analysis of segment impact by quarter. Because of the seasonality of various segments and certain quarters where profitability is near breakeven, there are four instances where the misstatement, if recorded, would have changed segment operating income by more than 5%. Three of these occurred in Q3 which is typically a low income quarter for the Company. One occurred in Q2 in the Processing Group. In no case was the gross pretax difference greater than $29,000. The Company concluded that these variances were not material, are significantly impacted by the seasonality of the various businesses and that, by not recording the misstatement, no segment trends were impacted. Again, in no case was an operating profit changed to an operating loss.

Whether the misstatement affects the registrant’s compliance with regulatory requirements.	The misstatement does not affect the Company’s regulatory compliance. Plan actuaries are taking appropriate action to refile Schedule B and PBGC forms for the affected years in accordance with IRS deadlines applicable when an error is

Criteria	Comments
discovered. Minimum funding calculations are also being rerun, but since the Company made contributions in excess of the minimum funding requirement in all years affected, we don’t anticipate any funding shortfalls.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	This misstatement has had no effect on current or past compliance with debt covenants. With the revision to the pension expense, the Company would have had to record an additional minimum pension liability of approximately $6 million at the end of 2002 (5.7% of total equity at that time). (With the recalculated expense, the fair value of plan assets was $579,000 less than the accumulated benefit obligation. Had this happened in real-time, we would have simply contributed more to the plan to cure the issue). This $6 million reduction to equity would have reversed in 2003. We recalculated the applicable covenants for this reduction in equity in 2002 and still passed all covenants without issue. The expense increases in the years 2001-2004 did not impact the covenants in any affected year or quarter.

The supplemental retirement plan’s revised calculations resulted in a small minimum liability for year end 2004 of $139,000. We have recorded this additional minimum liability in March 2005. It was clearly not material to equity (<0.1%) for the year ended December 31, 2004.

In nether case do we believe the adjustment to equity to be material. In the case of the $6 million reduction in 2002, no covenants were impacted but, more importantly, the adjustment was reversed in the following year, the first full year that would have been presented if a restatement

Criteria	Comments
were required. We have had small minimum pension liabilities in the past. We watch this very closely and have and will continue to fund the plan in excess of the minimum funding requirement in order to avoid the minimum liability issue and to ensure the Plan has an appropriate amount of assets.

Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	The misstatement has had no significant effect on management compensation. In all of the years in question, the Company would have easily met its required minimum income level for bonus and cash profit sharing payments. While the reduction to income may have slightly reduced payouts to all employees, in no individual year would it have been greater than 1% of the amounts paid. Virtually all employees that work more than 1,000 hours and are still employed at the end of the year receive payments based on Company and/or Segment income. Cash profit sharing payments are entirely formula driven while management bonuses include some qualitative factors as well as a formula component.

Whether the misstatement involves concealment of an unlawful transaction.	The misstatement does not involve the concealment of any unlawful transaction. Management’s review has not indicated any intentional misstatement of expense. The Plan’s actuaries have admitted an error on their part with no involvement by Company management.

Whether trends in the stock price of the company were substantially affected.	We do not believe that the misstatement affected our stock price. The size of these adjustments would not have impacted the stock price. The approximate $.00 — $.03 cent impact on EPS in the periods (inclusive of both quarter and years from 2001 through 2004) is a small fraction of the change in the actual EPS increase for

Criteria	Comments
each year under question.

The Company recorded a restatement in 2003 for the 2002 annual report to adopt EITF D-96 as of January 1, 2002. There was no impact on the stock price for this correction.
Proposed Disclosure Methodology
Consistent with our Company’s full disclosure policies and applicable accounting rules, we believe investors should be provided with full disclosure regarding the error. Rather than restate the prior periods, however, we propose to make the entire adjustment in the first quarter of 2005, with detailed footnote disclosure identifying the periods for which the adjustment relates.
We acknowledge that this adjustment would have a disproportionate impact on the first quarter of 2005, reducing total operating income and net income for the first quarter of 2005 by approximately 28%. However, based on the guidance provided in paragraph 29 of APB 28, we do not believe that restatement is necessary as the impact of the adjustment is clearly not material to the estimated full year results or earnings trends based upon our most recent full year forecast of 2005 at $27 million (1.5% impact). In accordance with the guidance provided in APB 28, we would provide robust disclosure of the nature of the adjustment and the impact on the operating results for the quarter.
The seasonality of our agriculture, retail and processing segments has historically resulted in the Company earning the vast majority of its income in the second and fourth quarter. In fact, in many years, the first and third quarters are loss quarters. (See Exhibit to SAB 99 Memo for details.) With the recent growth and industry conditions in our rail segment, we were prepared to report a record first quarter income in 2005. However, because this is historically one of the lowest quarters of the year, any impact on net income will necessarily be a larger percentage. If we were to take the same charge in the second quarter of 2005 (historically our most profitable quarter), based on current projections, the impact would be less than 4.4%. Similarly if we had taken the charge in the second quarter of 2004, the impact would have been less than 4.1%.
Notwithstanding the seemingly large percentage impact on our first quarter results, based on the guidance provided in paragraph 29 of APB 28, we still do not believe that restatement of the prior periods is appropriate, as the impact of the adjustment will clearly not be material to our full year 2005 results or earnings trends based upon our most recent full year 2005 net income forecast of $27 million (1.5% impact). There are no current reasons why we wouldn’t expect to reach our $27 million pretax income forecast and could, in fact, reach levels approximating our record income in 2004 of $30.1 million. Because of the possibility that we don’t reach the currently forecasted

2005 number, we will re-measure the materiality of this adjustment at each succeeding quarter end and year-to-date period in 2005 using current forecasts at that time.
We acknowledge that the SEC has expressed a view in Topic 5F that materiality to the quarter in which a correction is made should also be considered. However, we have considered this and believe that the qualitative considerations of this particular correction overcome the high quantitative percentage measure. Following are the qualitative considerations specific to including the entire adjustment in the first quarter of 2005.

Criteria	Comments
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	The misstatement arises from an estimate. Defined benefit pension and postretirement plan valuations require a significant amount of estimation and the use of a specialist to complete the estimate. Our disclosures about our critical accounting estimates clearly highlight the potential imprecision in these estimates.

Whether the misstatement masks a change in earnings or other trends.	The misstatement does not mask any trend. Even with the entire adjustment included in the first quarter, our Q4 2004 to Q5 2005 decrease is as expected due to the seasonal nature of our businesses and the Q1 2004 to Q1 2005 increase is greater than in the past (even with this adjustment) due to increased profitability in our Rail Segment (profitable acquisition completed February 12, 2004).

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	The misstatement does not hide a failure to meet analysts’ expectations. Because we don’t give quarterly estimates and analyst following is informal and limited, there is no impact.

Whether the misstatement changes a loss to income or vice versa.	The misstatement does not change any loss into income or vice versa. After posting the correction to the quarter, we continue to have income.

Whether the misstatement concerns a segment or other portion of the registrant’s	The misstatement impacts all segments of the Company. There is no single segment

Criteria	Comments
business that has been identified as playing a significant role in the registrant’s operations or profitability.	that is more significantly impacted.

The Company currently plans to record the out-of-period adjustment at the corporate level and not impact any segments. This will ensure that segment trends are not impacted by the misstatement. This is also consistent with our practice of not allocating every employee benefit variance to operating units, but only those that are most significant.

Whether the misstatement affects the registrant’s compliance with regulatory requirements.	The misstatement does not affect the Company’s regulatory compliance.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	This misstatement has had no effect on current compliance with debt covenants. We are clearly within required metrics after recording the correction.

Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	The misstatement has had no significant effect on management compensation. All compensation is calculated on full year results. This out-of-period adjustment will be included in the calculation of bonus and profit sharing in 2005 for the Company component of those payments.

Whether the misstatement involves concealment of an unlawful transaction.	The misstatement does not involve the concealment of any unlawful transaction. Management’s review does not indicate any intentional misstatement of expense. The Plan’s actuaries have admitted an error on their part with no involvement by Company management.

Whether trends in the stock price of the company were substantially affected.	We do not believe that the misstatement affected our stock price. We will fully disclose the correction in our press release and Form 10Q so that investors are fully aware of the quarterly impact.

Consultations
External SEC Counsel – We have consulted our external SEC counsel as to his views on restatement vs. correction in the current quarter and considerations. His view is that the primary decision should be based on the materiality of the error against the reported income in the periods that were incorrect. Although the impact to the current quarter is a consideration, it is clearly secondary and can be diminished by complete and transparent disclosure.
Audit Committee Chair – We have consulted with our Audit Committee Chair immediately after learning that there was a possibility of restatement. He holds views similar to management that the magnitude of the error in any one year is not material and curing it in the current quarter is preferable to restatement, again with full and transparent disclosure to shareholders and regulators.
Plan Amendments
The Company already had a complete review of benefit programs on its task list for 2005. This identified error has reinforced the need for completing that review and we anticipate pension committee action this year could eliminate certain aspects of the defined benefit plan, including but not limited to, eliminating in-service distributions and the payment of the larger of the actuarial increase or formula-based benefit for all future benefits to be accrued. We expect that any actions will be reflected actuarially at the point in time that any amendments to the plan are made and communicated to employees.
Control Deficiency Conclusion
Company management has evaluated the facts and circumstances resulting in the misstatement of pension and postretirement healthcare expense as indications of an internal control deficiency and we have concluded that a significant deficiency did exist at December 31, 2004. In reaching our conclusion, we considered the known and potential misstatements of interim and annual financial statements in relationship to their actual impact (in the case of the known misstatement) and to their respective inconsequential and materiality thresholds (when considering the potential for material misstatement). We further considered the effect of existing compensating controls and the possibility of aggregation with other control deficiencies.
Disclosure Timing
The Company has currently scheduled its earnings release for the first quarter of 2005 for May 4, 2005. We have been advised by counsel that we should disclose this error, and if at all possible, the accounting treatment of the correction, as soon as possible, but in no event should we make the earnings release without disclosing the error. It is management’s strong preference that we disclose the error and the proposed correction at the same time, either before or simultaneously with the earnings release.

Summary
Based on the quantitative and qualitative measures, we do not believe that restatement is warranted. We have discussed the above in detail with the Disclosure Committee, CEO, and Audit Committee, all of whom are in full agreement. We have also discussed our position with our securities counsel, Kirkland & Ellis, LLP and our independent accountants, PricewaterhouseCoopers LLP who also concur with our conclusions.

Exhibit to SAB 99 Memo
The Andersons, Inc.
April 30, 2005
($000’s)

	2000	2001					2002					2003					2004					2001-2004	2005
	Full year	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	Q4	Full Year		Q1
Reported pretax income	14,364	(928)	10,712	(3,381)	5,528	11,931	978	11,965	(1,717)	4,776	16,002	(729)	11,815	(3,594)	10,473	17,965	(395)	16,472	1,361	12,665	30,103		2,280

Year to year % increase						-16.9%					34.1%					12.3%					67.6%

Reported net income before cumulative effect of accounting change	10,078	(630)	7,274	(1,905)	4,303	9,042	681	8,328	(630)	2,385	10,764	(481)	7,793	(2,349)	6,738	11,701	(246)	10,062	1,048	8,280	19,144	50,651	1,443

Reported basic EPS before cumulative effect of accounting change	$1.34	$(0.11)	$0.99	$(0.26)	$0.59	$1.24	$0.09	$1.14	$(0.09)	$0.33	$1.48	$(0.07)	$1.09	$(0.33)	$0.94	$1.64	$(0.03)	$1.39	$0.14	$1.14	$2.64		$0.20

Employee benefit expense not recorded	—	5	5	5	5	21	26	26	26	26	102	69	69	69	69	276	62	62	62	62	249		648

Revised pretax income	14,364	(933)	10,707	(3,386)	5,523	11,910	953	11,940	(1,743)	4,751	15,900	(798)	11,746	(3,663)	10,404	17,689	(457)	16,410	1,299	12,603	29,854		1,632

Year to year % increase						-17.1%					33.5%					11.3%					68.8%

Annual effective tax rate	29.8%	32.1%	32.1%	43.7%	22.4%	24.2%	30.4%	30.4%	63.3%	50.3%	32.7%	34.0%	34.0%	34.7%	35.7%	34.9%	37.7%	38.9%	23.0%	34.5%	36.4%		36.7%

Revised net income	10,078	(634)	7,271	(1,908)	4,286	9,026	663	8,310	(639)	2,361	10,695	(527)	7,748	(2,393)	6,693	11,521	(285)	10,025	1,000	8,250	18,986	50,229	1,033

Basic weighted average shares	7,507	7,371	7,305	7,225	7,227	7,281	7,288	7,299	7,319	7,227	7,283	7,181	7,130	7,106	7,147	7,141	7,218	7,235	7,240	7,292	7,246		7,373

Revised basic EPS	$1.34	$(0.09)	$1.00	$(0.26)	$0.59	$1.24	$0.09	$1.14	$(0.09)	$0.33	$1.47	$(0.07)	$1.09	$(0.34)	$0.94	$1.61	$(0.04)	$1.39	$0.14	$1.13	$2.62		$0.14

Change in EPS	$0.00	$0.02	$0.01	$(0.00)	$0.00	$(0.00)	$0.00	$(0.00)	$0.00	$(0.00)	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.03)	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.02)		$(0.06)

Net income change	0.0%	-0.6%	0.0%	-0.1%	-0.4%	-0.2%	-2.7%	-0.2%	-1.5%	-1.0%	-0.6%	-9.5%	-0.6%	-1.9%	-0.7%	-1.5%	-15.8%	-0.4%	-4.6%	-0.4%	-0.8%	-0.8%	-28.4%

Pension expense		37	37	37	37	150	79	79	79	79	314	91	91	91	91	362	99	99	99	99	397		1,223
SRP credit		(6)	(6)	(6)	(6)	(22)	(10)	(10)	(10)	(10)	(39)	(12)	(12)	(12)	(12)	(47)	(9)	(9)	(9)	(9)	(37)		(145)
OPEB credit		(27)	(27)	(27)	(27)	(107)	(43)	(43)	(43)	(43)	(173)	(10)	(10)	(10)	(10)	(39)	(28)	(28)	(28)	(28)	(111)		(430)

Total adjustment to expense		5	5	5	5	21	26	26	26	26	102	69	69	69	69	276	62	62	62	62	249		648

Exhibit to SAB 99 Memo — Segments Full Year analysis
The Andersons, Inc.
April 30, 2005
($000’s)

	2002					2003					2004					2005 Q1
	Ag	Rail	Processing	Retail	Other	Ag	Rail	Processing	Retail	Other	Ag	Rail	Processing	Retail	Other	Ag	Rail	Processing	Retail	Other
Reported operating income	15,154	1,563	(1,322)	4,003	(3,396)	13,868	4,062	1,022	3,413	(4,400)	21,302	10,986	(144)	2,108	(4,149)	951	3,640	1,077	(2,098)	(1,937)
Labor base used for allocation	20,600	3,071	15,372	26,051	7,463	20,825	3,394	15,709	26,201	7,304	21,731	3,979	15,626	26,629	7,585	4,989	1,148	4,391	6,303	1,983
Allocated employee benefit expense not included	35	5	26	23	13	92	15	70	66	32	82	15	59	65	29	—	—	—	—	(647)

Revised operating income	15,119	1,558	(1,348)	3,980	(3,409)	13,776	4,047	952	3,347	(4,432)	21,220	10,971	(203)	2,043	(4,178)	951	3,640	1,077	(2,098)	(1,290)

% change for reported operating income	-0.23%	-0.33%	-1.98%	-0.57%	-0.37%	-0.67%	-0.37%	-6.82%	-1.94%	-0.74%	-0.38%	-0.14%	-40.84%	-3.08%	-0.69%	0.00%	0.00%	0.00%	0.00%	33.40%

% of total income reported	94.7%	9.8%	-8.3%	25.0%	-21.2%	77.2%	22.6%	5.7%	19.0%	-24.5%	70.8%	36.5%	-0.5%	7.0%	-13.8%

% of total income revised	95.1%	9.8%	-8.5%	25.0%	-21.4%	77.9%	22.9%	5.4%	18.9%	-25.1%	71.1%	36.7%	-0.7%	6.8%	-14.0%

Change in % of total	0.4%	0.0%	-0.2%	0.0%	-0.2%	0.7%	0.3%	-0.3%	-0.1%	-0.6%	0.3%	0.3%	-0.2%	-0.2%	-0.2%

	Total	Retail	Nonretail			Total	Retail	Nonretail			Total	Retail	Nonretail
Pension	2,231	558	1,673			3,690	930	2,760			3,735	964	2,771
adj	275					315					360

Pension revised	2,506	627	1,880			4,005	1,009	2,996			4,095	1,057	3,038

Postretirement	3,055	684	2,371			2,161	493	1,668			2,333	547	1,786
adj	(173)					(39)					(111)

Postretirement revised	2,882	638	2,244			2,122	480	1,642			2,222	519	1,703

Incremental expense	102	23	79			276	66	210			249	65	184

Exhibit to SAB 99 Memo — Segments Quarterly Analysis
The Andersons, Inc.
April 30, 2005
($000’s)

	2003 Q1					2003 Q2					2003 Q3					2003 Q4
	Ag	Rail	Processing	Retail	Other	Ag	Rail	Processing	Retail	Other	Ag	Rail	Processing	Retail	Other	Ag	Rail	Processing	Retail	Other
Reported operating income	(1,032)	304	3,739	(2,623)	(1,117)	7,894	1,376	(33)	4,262	(1,684)	(2,828)	693	(1,139)	(65)	(255)	9,834	1,689	(1,545)	1,839	(1,344)
Labor base used for allocation	4,969	776	4,599	6,194	1,925	5,366	826	4,033	6,788	1,834	4,923	881	3,307	6,477	1,751	5,567	911	3,770	6,742	1,794
Allocated employee benefit expense not included	21	3	20	17	8	23	4	18	17	8	24	4	16	17	8	24	4	16	17	8

Revised operating income	(1,053)	301	3,719	(2,640)	(1,125)	7,871	1,372	(51)	4,245	(1,692)	(2,852)	689	(1,155)	(82)	(263)	9,810	1,685	(1,561)	1,822	(1,352)

% change for reported operating income	-2.06%	-1.09%	-0.53%	-0.63%	-0.74%	-0.30%	-0.26%	-53.11%	-0.39%	-0.47%	-0.84%	-0.61%	-1.40%	-25.53%	-3.31%	-0.25%	-0.23%	-1.06%	-0.90%	-0.58%

	Total	Retail	Nonretail
Pension	3,690	930	2,760
adj	315

Pension revised	4,005	1,009	2,996

Postretirement	2,161	493	1,668
adj	(39)

Postretirement revised	2,122	480	1,642

Incremental expense — full year	276	66	210

Incremental expense — quarter	69	17	52

Exhibit to SAB 99 Memo — Segments Quarterly Analysis
The Andersons, Inc.
April 30, 2005
($000’s)

			2004 Q1					2004 Q2					2004 Q3					2004 Q4
	Ag	Rail	Processing	Retail	Other	Ag	Rail	Processing	Retail	Other	Ag	Rail	Processing	Retail	Other	Ag	Rail	Processing	Retail	Other
Reported operating income	(1,529)	1,291	3,212	(2,317)	(1,052)	10,940	2,050	1,018	3,706	(1,242)	269	4,866	(1,859)	(232)	(1,683)	11,622	2,779	(2,515)	951	(172)
Labor base used for allocation	5,332	915	4,694	6,364	1,939	5,702	1,004	3,966	6,973	1,869	5,192	1,002	3,396	6,551	1,877	5,505	1,058	3,570	6,741	1,900
Allocated employee benefit expense not included	19	3	17	16	7	21	4	15	16	7	21	4	14	16	8	21	4	14	16	7

Revised operating income	(1,548)	1,288	3,195	(2,333)	(1,059)	10,919	2,046	1,003	3,690	(1,249)	248	4,862	(1,873)	(248)	(1,691)	11,601	2,775	(2,529)	935	(179)

% change for reported operating income	-1.25%	-0.25%	-0.52%	-0.70%	-0.66%	-0.19%	-0.18%	-1.43%	-0.44%	-0.55%	-7.75%	-0.08%	-0.73%	-6.99%	-0.45%	-0.18%	-0.15%	-0.54%	-1.71%	-4.23%

	Total	Retail	Nonretail
Pension	3,735	964	2,771
adj	360

Pension revised	4,095	1,057	3,038

Postretirement	2,333	547	1,786
adj	(111)

Postretirement revised	2,222	519	1,703

Incremental expense — full year	249	65	184

Incremental expense — quarter	62	16	46

The Andersons, Inc.
Sarbanes-Oxley — Q1 — 2005
Management’s Review of Deficiencies Noted
Materiality Thresholds
The materiality level for a significant deficiency was set at approximately 1% of currently estimated income before-tax, which resulted in a threshold of $285,000 for 2005. When considering the impact on the quarterly financials, however, this number must be divided by four, which makes the quarterly materiality level $71,250. However, when there is an “actual” error noted during the quarter then a new materiality calculation must be made based on the actual results of the quarter; therefore, the initial materiality level for a significant deficiency for the first quarter of 2005 on actual errors is $16.3K. (Note: materiality levels for 2004 were set at $300,000 and $75,000 for the year and quarter, respectively)
The materiality level for a material weakness was set at approximately 5% of currently estimated income before-tax, which resulted in a threshold of $1,425,000 for 2005. When considering the impact on the quarterly financials, however, this number must be divided by four, which makes the quarterly materiality level $356,250. Again, the materiality level for an “actual” error to rise to the level of a material weakness during the first quarter of 2005 was calculated as $81.7K. Note: materiality levels for 2004 were set at $1,500,000 and $375,000 for the year and quarter, respectively)
Also, the inconsequential threshold for balance sheet items only was set at approximately 1% of total assets, which resulted in a threshold of $5,000,000 for both 2004 and 2005.
Pension Plan, Supplemental Retirement Plan and Retiree Health Plan Issue
Area: Human Resources – Retiree Expense
Conclusion: Significant Deficiency
Chart Utilized: Chart 2
Path Followed in Chart: Box 1 = No, Box 2 = No, Box 3 = No, Box 4 = No, Box 5 = No, Box 6 = Yes, Box 8 = No
Background Information on Pension Issue:
During the week of April 18, 2005, Gary Smith, VP Finance and Treasurer, was preparing a pension presentation for the Audit Committee. When data was requested for review from our

1

The Andersons, Inc.
Sarbanes-Oxley Q1 — 2005
Management’s Review of Deficiencies Noted
external actuary the numbers provided for year 2005 expense varied from those submitted by the actuary during the 2004 year-end process, which occurred in January of 2005.
Therefore, this issue was brought to the attention of Dick George, VP, Controller and CIO, and Anne Rex, Assistant Corporate Controller, who decided to pursue the data further. Therefore, the financial management team began communicating with the external actuary as to what had led to the change and it was communicated by the external actuary that the change of approximately $400K for calendar year 2005 was due to an error in the application of actuarial assumptions and plan provisions. Being both diligent and prudent, our financial management team pursued the possibility of this error impacting prior years. Upon further review and analysis by the external actuary of their historical data they communicated on April 26, 2005, they determined that they had made an error in the application of the actuarial assumptions and plan provisions during calendar years 2001 – 2004. Prior to 2001, all participants were valued as though they retired at age 65 (which resulted in the highest valuation possible). In 2001, this was adjusted to recognize that some participants worked past age 65. Additionally, the valuation did not consider the ability of participants, as defined by the Plan, to take in-service distributions, essentially an advance on future retirement benefits; nor did the valuation consider actuarial increases beyond the age of 65.
When these two valuation errors (assumptions and plan provisions) were identified, the assumptions around retirement age were reviewed in detail with the actuary, an independent third-party actuary and Company management to ensure that the late retirement assumptions were realistic. These discussions determined that the previously stated, but not fully applied assumptions, were not reflective of the retirees to date, other actuarial valuations and expectations for future retirees.
Therefore, appropriate retirement assumptions were determined based on inputs from the Plan’s actuary, the independent third-party actuary and Company management and were applied to all three retirement plans. It was determined that applying the revised retirement age assumptions to all three retirement plans was appropriate in order to accurately evaluate the total impact to the financial statements. The results of the impact of the application of the aforementioned actuarial assumptions, for the four year period 2001 – 2004, within the three plans was $648K, as follows:
➢	Pension Plan – increase in expense of $1.2 million.

➢	Supplemental Retirement Plan – decrease in expense of $146K.

➢	Retiree Health Plan – decrease in expense of $430K.
Although the valuation was performed by a specialist, management did not have proper procedures in place to detect changes in accounting assumptions and to evaluate their impacts on the retirement expense.

2

The Andersons, Inc.
Sarbanes-Oxley Q1 — 2005
Management’s Review of Deficiencies Noted
Evaluation of Materiality of the Error
For purposes of evaluating this deficiency, the potential magnitude of the error is considered equal to the amount of the known error. This is due to the thorough review of all assumptions and plan provisions which was conducted upon discovery of the error. This review was conducted for the express purpose of ensuring that the full amount of the error was identified and corrected.
When this error of $648K was compared to the annual and interim thresholds for a significant deficiency it was found to exceed both the annual threshold of $285K and the interim threshold of $16K (note that as this is a known error, the interim threshold used is based on actual Q1 results). Therefore, management first reached the conclusion that the item was at least a significant deficiency.
The $648K error was next compared to the annual material weakness threshold of $1.43 million, which it is clearly below.
It should be noted that while the impact of such a correction was not considered material to the projected full-year 2005 results, it does exceed the interim materiality threshold of $81,650 (based on actual Q1 results).
Consideration of Qualitative Factors
Management considered both quantitative and qualitative factors and has concluded that the likelihood that the control deficiency would contribute to a material misstatement of the annual or interim financial statements is remote. The following factors were considered in the qualitative assessment:

The nature of the financial statement accounts, disclosures, and assertions involved.	Pension and postretirement medical expenses are significant, however, they are reported in the statement of operations after gross profit which, along with revenues are considered to be the key operating measures. The pension and postretirement obligations and related footnote disclosures are also significant; however, they are also not considered important indicators of the Company’s financial position.

3

The Andersons, Inc.
Sarbanes-Oxley Q1 — 2005
Management’s Review of Deficiencies Noted

The susceptibility of the related assets or liability to loss or fraud.	Due to the judgments involved in measuring the related obligations, there is a small risk of financial reporting fraud; however the involvement of a third-party actuarial specialist is considered a mitigating factor.

The subjectivity, complexity or extent of judgment required to determine the amount involved.	The determination of pension and postretirement medical obligations and expense does involve judgment in the selection of actuarial assumptions and the Company does make disclosures in their critical accounting policies and estimates to highlight the potential imprecision in the estimation process. Additionally, the involvement of a third-party actuarial specialist is considered a mitigation factor.

The interaction or relationship with other controls.	Other controls are not dependent on the deficient control.

The possible future consequences of the deficiency.	The process of reviewing assumptions used in preparing the actuarial valuations is an annual control. Consequences would not be expected to escalate or diminish.

An indication of increased risk evidenced by a history of misstatements, including misstatements identified in the current year.	A recurring error linked to the deficiency has been identified, however, the impact of the error in any affected period was considered inconsequential.

The adjusted exposure in relation to overall materiality.	The known exposure, is $648,000, which exceeds the interim measure of materiality (based on actual Q1 results), but does not exceed the projected full year measure of materiality.

The Company operates in a number of highly seasonal businesses. Operating results in the first and third quarters are typically near break-even, with substantially all of the Company’s profits being earned in the second and fourth quarters. Therefore, measuring an adjustment of almost any magnitude against the first or third quarter results would usually result in an impact exceeding 5% of profit before tax for that particular quarter.
The Company evaluated additional qualitative considerations in a SAB 99 analysis and noted compensating controls that management felt would not allow the item to rise to the level of a material weakness. These additional qualitative considerations are detailed below.

4

The Andersons, Inc.
Sarbanes-Oxley Q1 — 2005
Management’s Review of Deficiencies Noted

Criteria	Comments
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	The misstatement arises from an estimate. Defined benefit pension plan valuations require a significant amount of estimation and the use of a specialist to complete the estimate. The critical accounting estimates clearly highlight the potential imprecision in these estimates.

Whether the misstatement masks a change in earnings or other trends.	The misstatement does not mask any trend. Even with the entire adjustment included in the first quarter, our Q4 2004 to Q1 2005 decrease is as expected due to the seasonal nature of our businesses and the Q1 2004 to Q1 2005 increase is greater than in the past due to increased profitability in our Rail Segment (profitable acquisition completed February 12, 2004)

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	The misstatement does not hide a failure to meet analysts’ expectations. Because we don’t give quarterly estimates and analyst following is informal and limited, there is no impact.

Whether the misstatement changes a loss to income or vice versa.	The misstatement does not change any loss into income or vice versa. After posting the correction to the quarter, we continue to have income.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	The misstatement impacts all Company employees. There is no single segment that is more significantly impacted.

Whether the misstatement affects the registrant’s compliance with regulatory requirements.	The misstatement does not affect the Company’s regulatory compliance.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	This misstatement has had no effect on current compliance with debt covenants. We are clearly within required metrics after recording the correction.

5

The Andersons, Inc.
Sarbanes-Oxley Q1 — 2005
Management’s Review of Deficiencies Noted

Criteria	Comments
Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	The misstatement has had no significant effect on management compensation. All compensation is calculated on full year results.

Whether the misstatement involves concealment of an unlawful transaction.	The misstatement does not involve the concealment of any unlawful transaction. Management’s review thus far does not indicate any intentional misstatement of expense. The Plan’s actuaries have admitted an error on their part with no involvement by Company management.

Whether trends in the stock price of the company were substantially affected.	We do not believe that the misstatement affected our stock price. We will fully disclose the correction in our press release and Form 10Q so that investors are fully aware of the quarterly impact.
Upon evaluation of compensating controls management did not feel that it was “possible” for errors anywhere close to approaching this level of magnitude to go undetected. The compensating controls that were considered in management’s analysis were as follows:
➢	The annual reconciliation of the actuarial valuations and general ledger performed by the Assistant Corporate Controller.

➢	The annual review of the download from the system by the Benefits Analyst. In addition to being reviewed for reasonableness and accuracy the data is also rechecked for year to year data changes.

➢	The annual review of the top five actuarial assumptions by both the top financial management team and the Human Resource Department.

➢	The completion of an annual post retirement expense trend analysis by the Treasury Department that is presented to top management and the Board of Directors for review. Large fluctuations would have been questioned and investigated.

➢	The creation of an annual budget by the Human Resource Department that is documented and communicated to all members of company staff. A specific chart is dedicated to the review of past and future post retirement expense expectations.

➢	The budget to actual expense comparison of post retirement expense that is done monthly within the Human Resources Department and quarterly within the company quarterly review process and includes the members of top financial management. Again, large fluctuations would have been questioned and investigated.

6

The Andersons, Inc.
Sarbanes-Oxley Q1 — 2005
Management’s Review of Deficiencies Noted
Management concluded that the error was a significant deficiency as they placed more weight on both the annual materiality considerations and the qualitative factors then they did the first quarter of 2005 materiality level. In summary, management considered the likelihood of a material misstatement of the annual and interim financial statements to be remote.
Future Control Improvements
In order to remediate this significant deficiency in the future, management intends to make the following internal control improvements:
➢	The annual review of the actuarial assumptions will be expanded to include all assumptions not just the top five. This annual review will be further enhanced as follows:
o	The review will be performed in a meeting with the actuary and will be documented. The documentation will include notations as to what was reviewed and what conclusions were reached.

o	The review will ensure that all prior year assumptions are compared to current year assumptions and that any change in assumption and the justification for the change is clearly documented and approved.

o	The review will include a comparison of the assumptions between the three retirement plans (pension plan, supplemental retirement plan and the retiree health plan) to ensure that assumptions used are consistent or that where assumptions do differ that the justification for this difference is documented.

o	The review will include ensuring any changes in the plan provisions of each of the three plans are reflected in the actuarial valuations.
➢	Periodic experience studies will be performed by the actuary to confirm that the actuarial assumptions continue to be applied for each of the three plans.

➢	Periodically review the credentials and qualifications of our chosen actuary. This could include the periodic completion of a Request for Proposal, whereby management will compare the qualifications of a number of actuaries.

7